SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF FEBRUARY 2003

OCEAN RIG ASA
OCEAN RIG NORWAY AS
OCEAN RIG 1 AS
OCEAN RIG 2 AS
(Exact name of each Registrant as specified in its Charter)

NOT APPLICABLE
(Translation of Registrants’ names into English)

Koppholen 4 (Forus)
NO-4313 Sandnes
Norway
011-47-51-96-90-00
(Address of Registrants’ principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     February 28, 2003

OCEAN RIG ASA

By:	/s/ CHRISTIAN MOWINCKEL Christian Mowinckel Senior Vice-President, Finance

OCEAN RIG NORWAY AS

By:	/s/ CHRISTIAN MOWINCKEL Christian Mowinckel Senior Vice-President, Finance

OCEAN RIG 1 AS

By:	/s/ CHRISTIAN MOWINCKEL Christian Mowinckel Senior Vice-President, Finance

OCEAN RIG 2 AS

By:	/s/ CHRISTIAN MOWINCKEL Christian Mowinckel Senior Vice-President, Finance

OCEAN RIG ASA
AND SUBSIDIARIES

SEC FORM 6-K
FEBRUARY 2003

TABLE OF CONTENTS

Pages
Exhibit	Description	Numbered

Exhibit I	Quarterly Report for the Period Ending
	December 31, 2002	4 -- 13
Exhibit II	Press Release, dated November 14, 2002
	Ocean Rig ASA - Reporting Third Quarter 2002	14 - 17
Exhibit III	Press Release, dated November 29, 2002
	OSR-USD 15 Million Share Issue	18 - 19
Exhibit IV	Press Release, dated December 18, 2002
	OCR Company Update	20 - 21
Exhibit V	Press Release, dated December 18, 2002
	OCR -- Resolutions from General Meeting	22
Exhibit VI	Press Release, dated January 14, 2003
	OCR - NOK 35 million subscribed in the Subsequent Issue	23
Exhibit VII	Press Release, dated February 21, 2003
	Ocean Rig ASA: Reporting 4th Quarter 2002	24 - 28
Exhibit VIII	Press Release dated February 25, 2003
	OCR - Leiv Eiriksson, 1st optional well exercised	29

EXHIBIT I

Ocean Rig ASA

Reporting 4th Quarter 2002

(all figures in brackets refer to the corresponding period of the previous year)

The result for the fourth quarter amounted to NOK 6.6 million (NOK -544.1 million), corresponding to earnings per share of NOK 0.02 (NOK -9.70) and diluted earnings per share of NOK 0.01 (NOK -9.70). Earnings for the year amounted to NOK 209.1 million (NOK -819.5 million), corresponding to NOK 1.10 per share (NOK -15.84 per share). Diluted earnings per share came to NOK 0.72 per share (NOK -15.84 per share).

Ocean Rig had one rig in operation for more than 10 months and both rigs in operation for the last two months of the year. The operating income for 2002 is therefore not representative of anticipated future earnings with both rigs on contract and in operation. The accounts for the fourth quarter include a provision of NOK 9.3 million for reorganization expenses in connection with the Company’s relocation of its head office in Norway from Oslo to Stavanger and the closing of the Company’s subsidiaries in the Netherlands and the USA. The accounts for 2002 also include substantial unrealized foreign exchange gains related to debt in USD.

Operations in the fourth quarter and after the end of the quarter

Eirik Raude

Eirik Raude was completed and delivered under the drilling contract with EnCana Corporation on 1 November 2002. During the start-up phase, the rig also completed all outstanding system tests satisfactorily.

Eirik Raude is operated by Ocean Rig through the partnership East Coast Drilling Partners (ECDP), which is jointly owned by EnCana and Ocean Rig. ECDP as the contractor and Ocean Rig as the owner each have offices in Halifax. Ocean Rig’s project organization associated with completion of the rig was dissolved during the fourth quarter.

During the fourth quarter, the rig was involved in drilling its first well on the Torbrook field offshore Nova Scotia at a water depth of approximately 1700 meters. The well was completed in mid-January 2003. Start-up of the rig was marked by extremely harsh weather with many winter storms, showing that with experienced and skilled crews Eirik Raude can operate under very difficult conditions in extreme waters. Safety on the rig has been satisfactory and no serious lost-time injuries have occurred.

After a few days for preparation and mobilization in Halifax in the second half of January, Eirik Raude started drilling its second well on 8 February, 2003 on the Flemish Pass field off Newfoundland. The drilling is for PetroCanada under the contract with EnCana. The Company expects that one more well will be drilled on this field under the 6-month firm portion of the contract, which lasts until 1 May 2003. The well then being drilled however, shall be completed, indicating that the firm period of the contract will last until the beginning of June.

Operating expenses in the fourth quarter were at a satisfactory level, and were considerably lower for Eirik Raude than for Leiv Eiriksson.

Leiv Eiriksson

Leiv Eiriksson concluded the drilling of its fourth well offshore Angola on 20 October. The well was on Block 14, at a water depth of about 1420 meters. Immediately after the completion of this well, the rig started drilling of its fifth well on Block 32 for TotalFinaElf at a water depth of about 1450 meters. The Company expects that this well will be completed in mid-March 2003. The Company will then drill its sixth well on Block 31 for BP under the firm portion of the contract with ExxonMobil.

The Company expects to complete the firm portion of the contract for Leiv Eiriksson at the beginning of June 2003. This is considerably longer than had originally been assumed, due to an additional well for Cabinda Gulf Oil Company (ChevronTexaco) in autumn last year.

After the last well for BP on block 31, the contract provides for 6 option wells for Leiv Eiriksson to ExxonMobil.

The operation of the rig during the year has progressed without significant problems. Except for the first few months, which were characterized by the start-up, the rig had only one significant interruption in operations, of about 6 days during November. As a result, the rig had an effective earnings ratio of some 91% in the fourth quarter, compared with an average of some 93% for the entire period of operation in 2002. However, Leiv Eiriksson had about 12 days of interruption in operations at the end of January and beginning of February 2003.

Operating expenses for the rig for 2002 have been higher than the Company had anticipated, but showed a declining trend during the year. The Company expects that the costs will stabilize at a lower level in 2003 than in 2002.

Common operating conditions

The company put emphasis on the operational continuity on the rigs and is taking ongoing steps to optimize operation within the stringent safety requirements in effect. Among other measures, the Company continuously considers adjustments of technical equipment, improvements in operational procedures and provides thorough training for crews. The Company strives to achieve an optimal balance between the highest possible operational continuity and lowest possible operating costs.

The low operating expenses for Eirik Raude compared with Leiv Eiriksson reflect considerably simpler logistics in Canada compared with Angola, lower payroll expenses as a result of the favorable exchange rate for the Canadian dollar compared with the Norwegian krone and British pound, and the fact that Eirik Raude was technically more complete and had more spare parts and supplies on board at start-up than was the case at the start-up of Leiv Eiriksson.

Financing

At the end of October, 191,258,154 of the subscription rights granted in connection with the Company’s funding in August 2002 were exercised. The subscription rights were allotted to ensure additional financing if completion of the rig was delayed beyond 15 October, 2002. The subscription rights entitled holders to subscribe for one share per subscription right for NOK 1.0 per share. The company raised NOK 191,258,154, or about USD 26.2 million, in new capital.

After the completion and delivery of Eirik Raude on contract to EnCana, the Company needed to strengthen its working capital to ensure adequate liquidity for operations.

In line with this, a private placement of 111,000,000 shares was completed in December at a subscription price of NOK 1.0 per share. The company raised NOK 111 million, or about USD 15.4 million, in new capital.

In addition, the Company undertook amendments to the loan agreement with the banks, including a reduction in the requirement for minimum cash balances from USD 20 million to USD 10 million. The repayment schedule for the loan was adapted to the delayed delivery of Eirik Raude by postponing a principal repayment of USD 6.25 million that fell due in December 2002 to December 2007, as well as distributing the repayment of USD 4.4 million which was originally due in June 2003 over eight future payment dates. The Company was also granted the right to convert all principal repayments until the final due date to corresponding blocked cash deposits in order to maintain its ability to refinance the entire amount outstanding of USD 99.250.000 throughout the life of the loan.

During the fourth quarter convertible bonds with a face value of NOK 11,000 were converted to 3,142 shares at a price of NOK 3.50 per share. The conversion did not provide the Company with liquidity. As a result of the exercise of the subscription rights, the private placement and conversion of bonds, the number of shares in the Company increased from 190,625,555 at the end of the third quarter to 492,886,851 at the end of the fourth quarter.

In January 2003 the Company completed a subsequent share offering, where authorization was granted to the Board in connection with the private placement of shares in December. The objective was to provide other shareholders and holders of the convertible bonds from August 2002 with the opportunity to buy shares on the same conditions as those applicable to the private placement in December 2002. A total of 35,151,298 shares were issued at a subscription price of NOK 1.0 per share. The number of shares in the Company has therefore increased to 528,038,149 since the year-end. If all outstanding bonds in the mandatory convertible bond issue of August 2002 are converted to shares, the number of shares in the Company could increase to 719,310,149.

Results

In the fourth quarter of 2002, the Ocean Rig Group had operating revenues of NOK 175.9 million (NOK 3.9 million), primarily related to the operation of Leiv Eiriksson and Eirik Raude from 1 November, 2002. For the entire year, the Company had operating revenues of NOK 534.3 million (NOK 10.5 million).

Operating expenses for the fourth quarter totaled NOK 168.4 million (NOK 451.8 million). Personnel and other operating expenses totaling NOK 105.3 million (NOK 199.3 million) relate primarily to the operation of Leiv Eiriksson as well as preparation and operation of Eirik Raude. The reduction in expenses compared with 2001 is attributable to factors including reduced requirements for legal services as well as high expenses in the 4th quarter of 2001 in connection with the preparation of Leiv Eiriksson for operation. Depreciation for the fourth quarter, 2002 amounted to NOK 63.1 million (NOK 252.5 million) and included rig depreciation for Leiv Eiriksson and two months’ depreciation for Eirik Raude. The previous year’s depreciation included a write-down of the Company’s two baredeck hulls by NOK 240.1 million. For the year as a whole, operating expenses totaled NOK 713.6 million (NOK 716.5 million).

The Group’s operating profit for the fourth quarter of 2002 was NOK 7.5 million (NOK -447.9 million). The operating loss for the year of 2002 was NOK -179.3 million (NOK -705.9 million).

The Company has cash and debt denominated in USD, which resulted in a net foreign-exchange gain for the fourth quarter of 2002 of NOK 110.4 million (NOK -67.7 million). For 2002, the net foreign-exchange gain amounted to NOK 598.3 million (NOK -70.7 million), of which unrealized exchange rate gains on USD loans resulting from the decline in the value of the US dollar amounted to NOK 778.3 million. Net other financial expenses for the fourth quarter of 2002 comprised NOK -111.3 million (NOK -28.3 million). The increase in expenses compared with the previous year is primarily attributable to the fact that interest expenses are no longer capitalized, as the construction project is complete. For 2002, net other financial expenses totaled NOK -209.9 million (NOK -42.5 million).

The result after tax for the fourth quarter amounted to NOK 6.6 million (NOK -544.1 million), corresponding to diluted earnings of NOK 0.01 per share (NOK -9.70 per share). For 2002, the result after tax totaled NOK 209.1 million (NOK -819.5 million), corresponding to diluted earnings per share of NOK 0.72 (NOK -15.84 per share).

Total rig investments in 2002 amounted to NOK 1,220 million, including spare parts, but excluding capitalized interest expenses. The cost price including capitalized interest expenses and spare parts for Leiv Eiriksson totaled NOK 3,624 million (USD 467 million based on historical rates), while investments for Eirik Raude totaled NOK 5,298 million (USD 662 million based on historical rates) at the end of 2002.

The Group’s cash and cash equivalents at the end of 2002 amounted to NOK 146.0 million (NOK 423.7 million) which represents a reduction of NOK 109.1 million from the end of the third quarter of 2002, primarily attributable to payment of interest and construction costs for the period.

An exchange rate of NOK 6.97 per USD at the end of the year has been applied. The average exchange rate for 2002 is estimated at NOK 7.97 per USD.

Market conditions

Market observers estimate that the market for deepwater rigs for water depths of more than 2000 meters will be approximately in balance during 2003.

Day rates in the deepwater segment of 1200 — 2000 meters have fallen to USD 100,000 — 120,000 per day during 2002, while the decline in the market rates for drilling units with a capacity of more than 2500 meters was smaller in relative terms, to a level of some USD 160,000 — USD 180,000 per day.

Further growth is expected in the ultra-deepwater market, especially in West Africa where substantial discoveries were made during 2002. In addition, in 2003 three new long-term contracts on the Indian shelf were announced, which are to start at water depths of 1800 — 3000 meters. It is also anticipated that the deepwater activity in the Gulf of Mexico and offshore Brazil will be maintained at the current level during 2003.

In the deepwater market offshore the East Coast of Canada — where Eirik Raude, with its capacity for year-round drilling, has a competitive advantage in relation to drillships — the licenses granted indicate the potential for a substantial drilling program over the next 3-4 years.

Outlook

Ocean Rig has completed the construction of its two 5th-generation rigs and has completed a restructuring process, including the relocation of its head office in Norway to Stavanger, to adapt its organization to the operation of the rigs. The Company’s rigs are among the most advanced rigs in the world for deepwater drilling in regions exposed to harsh weather conditions. The start-up of both rigs in 2002, in particular under extreme weather conditions for Eirik Raude, has proved the rigs’ competitive advantages in this part of the deepwater market.

Both Leiv Eiriksson and Eirik Raude are earning satisfactory rates in the light of the prevailing market conditions, with deployment in two areas that are strategically important for deepwater drilling.

The Company considers the potential for further deployment through the exercise of options by both ExxonMobil for Leiv Eiriksson and EnCana for Eirik Raude as good.

For further information, please contact Kai Solberg-Hansen, the President of the Company, or Christian Mowinckel, Senior Vice President (Finance), at telephone number + 47 51 96 90 00.

Stavanger, Norway, February 21, 2003
Ocean Rig ASA

Web site: www.ocean-rig.com

Ocean Rig Group
Foreløpige tall 2002/Preliminary reporting 2002

Resultatregnskap/Income Statement

	4. kvartal/4th	4. kvartal/4th	Hele året 2002	Hele året 2002
Mill NOK	quarter 2002	quarter 2001	Full year 2002	Full year 2001
(Untatt for resultat pr aksje/except for earnings/loss per share)	Unaudited	Unaudited	Unaudited	Audited

Norwegian GAAP:
Inntekter/Revenues	175,9	3,9	534,3	10,5

Personal- og andre driftskostnader/Personnel expenses and other operating expenses	105,3	199,3	553,0	461,3
Avskrivninger og nedskrivninger/Depreciation and asset impairment write down	63,1	252,5	160,6	255,2
Sum driftskostnader/Operating expenses	168,4	451,8	713,6	716,5

Driftsresultat/Operating Loss	7,5	-447,9	-179,3	-705,9

Finansinntekter/Financial income	3,4	2,6	21,5	18,0
Agio (Disagio)/Net exchange gains (losses)	110,4	-67,7	598,3	-70,7
Renter og andre finanskostnader/Interest and other financial expenses	-114,7	-31,0	-231,4	-60,5
Netto finansposter/Net financial items	-0,9	-96,0	388,4	-113,2

Resultat før skattekostnad/Loss before taxes	6,6	-543,9	209,1	-819,1

Skatter/taxes	0,0	0,2	0,0	0,3
Resultat etter skatter/Net Result after tax	6,6	-544,1	209,1	-819,5

Resultat pr aksje/earnings (loss) per share	0,02	-9,70	1,10	-15,84
Utvannet resultat pr aksje (diluted earnings/(loss) per share)	0,01	-9,70	0,72	-15,84

Ocean Rig Group
Foreløpige tall 2002/Preliminary reporting 2002

Balanse/Balance Sheet

	31.12.02	31.12.01
Mill NOK	Unaudited	Audited

Norwegian GAAP:
Nybyggingskontrakter/Construction in progress	—	3.966,5
Rigg, boreustyr og andre driftsmidler/Rig, drilling equipment and other machinery/equipment	8.555,7	3.605,5
Andre aktiva/Other assets	93,9	131,3
Sum anleggsmidler/Total non-current assets	8.649,6	7.703,3

Kortsiktige fordringer/Current receivables	120,3	61,3
Betalingsmidler/Cash and cash equivalents	146,0	423,7
Sum omløpsmidler/Total current assets	266,3	485,0

Sum eiendeler/Total assets	8.915,9	8,188,4

Aksjekapital/Share capital	492,9	1.682,3
Annen egenkapital/Other equity	3.965,2	1.121,0
Egenkapital/Shareholders’ equity	4.458,0	2.803,3

Pensjonsforpliktelser/Pension liabilities	0,6	1,1
Obligasjonslån/Secured notes and loans	3.105,5	4.007,1
Konvertibelt obligasjonslån/Convertible bonds 2000	996,1	1.055,5
Sum langsiktig gjeld/Total long-term liabilities	4.102,2	5.060,7

Kortsiktige lån/Short term loans	84,3	—
Leverandørgjeld/Accounts payable	59,2	89,6
Annen kortsiktig gjeld/Other short term liabilities	212,1	234,8
Sum kortsiktig gjeld/Total current liabilities	355,7	324,4

Sum gjeld og egenkapital/Total liabilities and Shareholders’ equity	8.915,9	8.188,4

Ocean Rig Group
Foreløpige tall 2002/Preliminary reporting 2002

Kontantstrømsanalyse/Statements of Cash Flow

	4. kvartal/4th	4. kvartal/4th	Hele året 2002	Hele året 2002
	quarter 2002	quarter 2001	Full year 2002	Full year 2001
Mill NOK	Unaudited	Unaudited	Unaudited	Audited

Netto kontantstrøm tilført fra driften/Cash flow from operations (A)	-115,4	-119,6	-140,7	-408,9
Netto kontantstrøm benyttet til investeringer/Cash flow from investments (B)	-262,5	-331,0	-1.525,5	-1.568,3
Netto kontantstrøm tilført fra finansiering/Cash flow from financing (C)	248,7	482,7	1.397,6	1.760,2
Effekt av omregningsdifferanse på kontantbeholdning/Effect of translation differences on cash and cash equivalents (D)	20,1	9,9	-9,1	-9,0
Netto økning (reduksjon) i kontantbeholdning/Net increase (decrease) in cash through the period (A + B + C+ D)	-109,1	42,0	-277,7	-226,0
Balanse ved periodens begynnelse/ Balance at the beginning of the period	255,1	381,7	423,7	649,7

Balanse ved periodens slutt/Balance at the end of the period	146,0	423,7	146,0	423,7

Ocean Rig Group
Foreløpige tall 2002/Preliminary reporting 2002

Anlegg under utførelse/Construction in progress

	Eirik	Rig	Rig
Mill NOK	Raude	No. 3	No. 4	Total

Balanse (inkludert byggelånsrenter) 31.12.01/Balance (including construction interest) 31.12.01	3.587,4	189,6	189,6	3.966,6
Investeringer ifm byggekontrakter, reservedeler og byggelånsrenter/investments in building contracts, spareparts and construction interest 2002	1.432,5			1.432,5
Salg av rigger/Sale of rigs		-189,6	-189,6	-379,2
Overført til borerigg og andre driftsmidler/Transferred to drilling rig and other property	5.019,9			5.019,9

Balanse/Balance 31.12.02	—	—	—	—

Borerigg og andre driftsmidler/Drilling rig and other equipment

			Andre
	Eirik	Leiv	driftsmidler/
Mill NOK	Raude	Eirikssson	Other equipment	Total

Bokført verdi 31.12.01/Balance 31.12.01	—	3.602,6	3,0	3.605,6
Tilgang 2002/Investments 2002	5.019,9	10,3	80,6	5.110,7
Avskrivninger 2002/Depreciation 2002	-30,7	-128,4	-1,5	-160,6

Balanse/Balance 31.12.02	4.989,2	3.484,5	82,1	8.555,7

Utvikling i egenkapital 2002/Development of equity 2002

	Aksjekapital/	Konsernets fond/	Sum egenkapital
Mill NOK	Share capital	Other Equity	/Total Equity

Egenkapital pr 31.12.01/Reported equity 31.12.01	1.682,3	1.121,0	2.803,3
Nedskrivning av pålydende verdi på aksjene/Write-down of nominal value of shares	-1.626,2	1.626,2	0
Emisjon/share issue	436,8	1.042,6	1.479,4
Emisjonskostnader/Costs of share offerings		-52,0	-52,0
Omregningsdifferanser/Translation difference		18,2	18,2
Årets resultat/Net loss 2002		209,1	209,1

Egenkapital/Reported equity 31.12.02	492,9	3.965,2	4.458,0

26. februar 2002 ble pålydende pr aksje redusert fra NOK 30 til NOK 1 pr aksje.26th February 2002 the par value per share was reduced from NOK 30 to NOK 1 per share.

Antall aksjer/Number of shares

	31.12.02	31.12.01

Antall aksjer	492,886,851	56,077,201

EXHIBIT II

OCEAN RIG ASA
PRESS RELEASE

     Date: 14 November 2002

     Ocean Rig ASA — Reporting third quarter 2002

     (all figure in brackets refer to the corresponding period of the previous year)

     Ocean Rig’s activities in the third quarter primarily comprised work on the completion of Eirik Raude, the Company’s second ultra-deepwater rig, and preparation of the rig for drilling operations for EnCana. The rig was delivered on contract to EnCana on November 1, 2002. In February this year, Ocean Rig started drilling operations offshore Angola with the Company’s first drilling rig, Leiv Eiriksson. With both of its 5th-generation rigs in operation, the Company has completed the transition from construction to operation of the rigs.

     Earnings for the third quarter came to NOK -145.7 million (NOK 36.8 million), corresponding to earnings per share of NOK -0.76 (NOK 0.66). Earnings so far this year amounted to NOK 202.5 million (NOK -275.3 million), corresponding to NOK 1.39 per share (NOK -5.47 per share). Diluted earnings per share came to NOK 1.32 (NOK -5.47).

     The accounts up to and including the third quarter reflect operating income from only one rig and are therefore not representative of anticipated future earnings with the Company’s two rigs in operation. The accounts for the first nine months of 2002 also include substantial unrealized foreign exchange gains related to debt in USD.

Events during the quarter and after the end of the quarter

     Leiv Eiriksson

     Leiv Eiriksson completed the drilling of its third well offshore Angola on 30 August. The well was on Block 31 at a water depth of about 2040 meters, which is the greatest water depth drilled in Angola so far. Immediately after the completion of this well, the rig started drilling of its fourth well on Block 14 at a water depth of 1420 meters. Work on this well was completed on October 20 and the rig is now drilling its fifth well on Block 32, at a water depth of 1445 meters.

     The Company announced in September that the contract with ExxonMobil for Leiv Eiriksson had been extended for a new well. The firm portion of the drilling contract has thus been extended from five to six wells.

     Operation of the rig during the first nine months of the year has progressed without significant problems. In the third quarter, the rig had an effective earnings ratio of approximately 98%, compared with approximately 93% in the second quarter.

     For the third quarter, operating expenses for the rig (in USD terms) excluding depreciation were reduced by some 18 % compared to the second quarter, but are still higher than the Company had anticipated. Reasons for the high costs include the use of service staff from equipment vendors in the start-up phase and somewhat higher consumption of spare parts than had been assumed. The cost figures also include the build-up of a relatively large emergency inventory of spare parts and supplies on the rig due to long transportation routes and difficult logistics in Angola. In addition, salaries at Leiv Eiriksson are fixed in NOK and GBP which have appreciated by some 15 - 20 % during the period.

     The level of operating expenses has been too high. The Company has taken steps to reduce operating expenses, including a substantial reduction in the use of assistance from equipment vendors.

     Eirik Raude

     Eirik Raude has been completed and was delivered under the drilling contract with EnCana on November 1, 2002. The rig has started drilling its first well on the Torbrook field at a water depth of approximately 1700 meters.

     EnCana and Ocean Rig have established a partnership with responsibility for operation of the rig. The partnership leases the rig from Ocean Rig on a bareboat basis. EnCana chose to exercise its option in the drilling contract for the partnership to lease the rig from the start of the contract, rather than the partnership buying the rig and selling it back to Ocean Rig for subsequent lease. The compensation of USD 15 million for winterization of the rig and the day rates to Ocean Rig remain unchanged. Any bonus from EnCana related to operational efficiency will however be reduced from a maximum of USD 12 million to a maximum of USD 5 million.

     The drilling contract is firm for at least 6 months (any well being drilled is to be completed), with an option for a further five wells. The operating income is expected to comprise between USD 35 million and USD 53 million, depending on the actual duration of the contract and the operational efficiency.

     For Ocean Rig, the start of the drilling operation with Eirik Raude represents an important milestone. It ensures Ocean Rig a presence in the strategically important offshore market in Canada, an area where extreme weather conditions, especially in winter, combined with great water depths create opportunities for optimal use of the rig.

     Ocean Rig has built up a local operating organization in Halifax, which will be responsible for the day-to-day operation of the rig. The project organization is being terminated. The Company has also decided to relocate its head office from Oslo to Stavanger, Norway to strengthen the focus on operations and to coordinate the activities more effectively.

Financing

     The Company announced at the beginning of August that completion of Eirik Raude would lead to a higher cost of completion.

     To cover the increased capital requirement, an extraordinary general meeting was held on August 23, at which it was resolved that a convertible bond loan be issued with the right for both the lender and the borrower to convert new bonds to shares in the company. Participants in the Company’s short-term loan from May and June 2002 and the NOK subordinated convertible loans issued in 2000 were offered the opportunity to convert their loans fully or partially to the new convertible bond issue. The subscription amount totalled NOK 592.1 million (USD 77.9 million) and included both subscribed bonds and conversion of existing loans. A subsequent issue of up to USD 10 million was also completed, enabling the Company’s smaller shareholders to participate in the new loan on the same terms. The subscription amount for the subsequent bond issue totalled NOK 77.3 million (USD 10.1 million) and included both subscribed bonds and conversion of existing loans. The transactions provided the Company with a net total of NOK 300 million (USD 40 million) in new liquidity, and also reduced the Company’s short-term loan from May/June 2002 by approximately NOK 248 million (USD 32.6 million).

     Participants in the new loan were allotted a total of 191,275,343 independent subscription rights, each granting the right to subscribe to one share in Ocean Rig for NOK 1 per share by October 31. The independent subscription rights were exercisable upon i) failure to deliver Eirik Raude on contract by October 15 or ii) cost overrun exceeding USD 8 million resulting from completion from the rig.

     The Company announced on October 16 that completion of the rig would be postponed to the second half of October. The announced delay in the delivery of the rig on contract caused the condition for exercise of the independent subscription rights to be fulfilled.

     Ocean Rig announced at the beginning of November that 99.99% of the total number of subscription rights had been exercised, so that the Company’s number of shares has increased by 191,258,154 from 190,625,555 shares to 381,883,709 shares, each at a nominal value of NOK 1. Exercise of the subscription rights provided the Company with approximately USD 25 million in new liquidity.

Options granted to the Board of Directors and employees

     At the extraordinary general meeting on August 23, 2002, it was resolved that up to 8 million options should be granted to the Company’s Board of Directors and 6 million options to the Company’s management and employees. The exercise price is NOK 3.50 per option. If Eirik Raude was not delivered by October 15 on contract, 25% of the options would lapse, and a further 25% of the options would lapse if start-up took place after October 31, 2002.

     Due to the delayed completion of Eirik Raude, a total of 50% of the options granted has lapsed.

Results

     In the third quarter of 2002, the Ocean Rig Group had operating revenues of NOK 148.3 million (NOK 2.4 million), primarily related to the operation of Leiv Eiriksson. For the first nine months of 2002, the Company had operating revenues of NOK 358.4 million (NOK 6.6 million).

     Operating expenses for the third quarter totalled NOK 179.0 million (NOK 125.5 million). The operating expenses of NOK 179.0 million are equivalent to approximately USD 21.8 million. Of the operating expenses, USD 9.4 million relates to operation of Leiv Eiriksson, USD 4.3 million to depreciation on Leiv Eiriksson, USD 4.3 million to development of the operating organization in Canada and USD 3.8 million to other activities. For the first nine months of 2002, operating expenses totalled NOK 545.2 million (NOK 264.6 million).

     The Group posted an operating loss of NOK 30.7 million for the third quarter of 2002 (NOK 123.1 million loss). The operating loss for the first nine months of 2002 totalled NOK 186.8 million (NOK 258.0 million loss).

     The Company has cash and debt denominated in USD, which resulted in a net foreign-exchange loss for the third quarter of 2002 of NOK 89.5 million (NOK 170.5 million net gain). For the first nine months of 2002, net foreign-exchange gains totalled NOK 488.0 million (NOK 3.0 million loss) of which unrealized foreign exchange gain on USD debt amounted to 558,8. After capitalization of interest expenses as part of construction costs, net other financial items for the third quarter of 2002 comprised NOK -25.5 million (NOK -10.6 million). For the first nine months of 2002, net other financial items totalled NOK -98.6 million (NOK -14.2 million).

     The result after tax for the third quarter amounted to NOK -145.7 million (NOK -36.8 million), corresponding to NOK -0.76 per share (NOK -0.66). For the first nine months of 2002, earnings after tax totalled NOK 202.5 million (NOK -275.3 million), corresponding to NOK 1.39 per share (NOK -5.47). Diluted earnings per share for the first nine months of 2002 amounted to NOK 1.32 (NOK -5.47). The Group’s tax expense is insignificant because of losses carried forward and because the Group has not recorded deferred tax assets in the balance sheet.

     Rig investments in 2002 total NOK 1,257 million, including spare parts but excluding capitalized interest expenses. The cost price including capitalized interest expenses and spare parts for Leiv Eiriksson totalled NOK 3,624 million (USD 467 million based on historical rates), while investments for Eirik Raude totalled NOK 5,108 million (USD 637 million based on historical rates) at the end of the third quarter of 2002.

     The Group’s cash and cash equivalents at September 30, 2002 amounted to NOK 255.1 million (NOK 381.7 million), which represents a reduction of NOK 65.4 million from the end of the second quarter of 2002.

Market conditions

     Ocean Rig announced in September that the Company had signed an agreement with Esso Exploration Angola Limited to extend its contract for Leiv Eiriksson with one additional well. The firm portion of the drilling contract has thus been increased from five to six wells, and is expected to end in February 2003. There are options for up to six further wells. The Company is actively marketing the rig to secure deployment after the existing contract period.

     Eirik Raude has a fixed contract of at least six months from delivery, and EnCana has an option for a further five wells, of which three are at a fixed rate. The first three wells have now been scheduled. The firm portion ensures deployment until April/May 2003.

Outlook

     Ocean Rig has completed the development of its two 5th-generation rigs, and is in the process of adapting its organization to operation of the rigs. The Company can offer the world’s most advanced rigs for deepwater drilling in regions with harsh weather conditions.

     With regard to the current market conditions, both Leiv Eiriksson and Eirik Raude have achieved contracts with satisfactory day rates in two strategically important geographical areas with a substantial number of drilling programs for deepwater drilling.

     The market for deepwater drilling reflects an approximate balance between supply and demand. In the Company’s opinion, this market will continue to be attractive for Ocean Rig in the longer term.

For further information, please contact Kai Solberg-Hansen, President, (+47) 22 04 80 04. Oslo, November 14, 2002 Ocean Rig ASA Web site: www.ocean-rig.com

EXHIBIT III

OCEAN RIG ASA
PRESS RELEASE

Date: 29 November 2002

OCR-USD 15 million share issue

Ocean Rig take action to improve cash reserves for working capital purposes

OSLO, Norway — Ocean Rig announces that the Company has received commitments totaling USD 15 million (approximately NOK 110 million) in new share capital from investors representing approximately 80 per cent of the share capital including the convertible bonds issued in August 2002.

The new share issue will be subscribed for at an extraordinary general meeting. A notice to attend this meeting will be sent to all shareholders early next week. The issue price is set at NOK 1 per share. A subsequent issue will be carried out for other shareholders and holders of mandatory convertible bonds issued in August 2002 on the same terms.

The issue is carried out as a result of the higher than expected cost increase to complete Eirik Raude estimated at USD 25 million and loss of income caused by the delayed delivery of the rig as well as to secure necessary working capital/cash reserves for the operation of the Company’s two semi submersible ultra deepwater rigs. The commitments for new shares are subject to the Company reaching an agreement with its bank syndicate regarding the initial repayment profile during the period up to July 2003 and a somewhat lower requirement for minimum cash reserve. Negotiations with the banks are ongoing and it is expected that an agreement will be reached prior to the date of the extraordinary general meeting. The Company is servicing all debt according to respective agreements.

With the new capital and the modified terms of the bank loan as described above, the Company’s projection for 2003 shows that the operation of the rigs will generate a positive cash flow after the full servicing of all of the Company’s debt.

NOTE: This press release contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company’s current views with respect to certain future events and financial performance. Actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among other, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the limited operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily or the Company’s failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company’s significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements; (iv) the Company’s inability to meet any future capital requirements; (v) the Company’s inability to respond to technological changes; (vi) the impact of changed conditions in the oil and gas industry; (vii) the occurrence of any accidents involving the Company or its assets; (viii) changes in governmental regulations, particularly with respect to environmental matters; (ix) increased competition or the entry of new competitors into the Company’s markets; and (x) unforeseen occurrences in any of the areas in which the Company may conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company’s filings with the United States Securities and Exchange Commission.

For further information, please contact Kai Solberg-Hansen, Managing Director or Christian Mowinckel, Senior Vice President Finance, tel: +47 22 04 80 04.

Oslo, 29 November 2002
Ocean Rig ASA

EXHIBIT IV

OCEAN RIG ASA
PRESS RELEASE

Date: 18 December 2002

OCR — company update

Update on Operations and Finance

In connection with the Extraordinary General Meeting of Shareholders today, the Board of Directors has decided to give the following status of the Company:

Operations:

Leiv Eiriksson is presently working under a sublet for TotalFinaElf under the fifth of a six firm well plus six options contract with ExxonMobil. The sixth well will be drilled for BP, and the firm portion of the contract is expected to last through March next year. The rig is performing to the clients satisfaction. Ocean Rig is in a discussion regarding continuation of a drilling program under the optional portion of the contract.

Eirik Raude started drilling operations on November 1, 2002 on the first well under a contract with EnCana Corporation off the East Coast of Canada. While working under the contract, the emergency disconnect and reconnect as well as all remaining tests of the Blow Out Preventer were successfully concluded in about 1700 meter of water depth during the first half of December 2002. All acceptance testing and commissioning of Eirik Raude are now completed. The contract term is for a fixed period of six — eight months with up to five additional optional wells thereafter.

Financing:

Ocean Rig has reached an agreement with its lenders in the $100 million syndicated term loan facility to a) reduce the minimum cash covenant from USD 20 million to USD 10 million and b) postpone the principal instalment of USD 6.25 million falling due in December 2002, until December 2007 as well as 70% of the principal instalment equal to approximately USD 4.4 million falling due in June 2003, to be spread over the next 8 instalments (2003 — 2007).

In connection with this agreement, the Board has proposed that Ocean Rig will issue USD 15 million of new equity to be subscribed in the Extraordinary General Meeting today. In addition, the Board will propose that the Company carries out a subsequent issue of up to USD 5.4 million of which major shareholders will guarantee up to USD 1.9 million.

Based on the above and assuming normal operations and extensions under the optional wells at day rates agreed on Eirik Raude and on market terms for Leiv Eiriksson, the Company’s projections for 2003 indicate that Ocean Rig will have sufficient cash reserves to maintain adequate working capital and to comply with the Company’s financial covenants.

The Board of Directors.

NOTE: This press release contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company’s current views with respect to certain future events and financial performance. actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among other, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the limited operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily or the Company’s failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company’s significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements; (iv) the Company’s inability to meet any future capital requirements; (v) the Company’s inability to respond to technological changes; (vi) the impact of changed conditions in the oil and gas industry; (vii) the occurrence of any accidents involving the Company or its assets; (viii) changes in governmental regulations, particularly with respect to environmental matters; (ix) increased competition or the entry of new competitors into the Company’s markets; and (x) unforeseen occurrences in any of the areas in which the Company may conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company’s filings with the United States Securities and Exchange Commission.

For further information, please contact Kai Solberg-Hansen, President and CEO, or Christian Mowinckel, Senior Vice President Finance at tel: +47 22 04 80 04.

Oslo — December 18, 2002
Ocean Rig ASA

EXHIBIT V

OCEAN RIG ASA
PRESS RELEASE

Date: 18 December 2002

OCR — resolutions from General Meeting

Private placement for NOK 111 million and subsequent issue approved by Extraordinary General Meeting

The extraordinary general meeting of Ocean Rig held today approved the previously announced private placement of 111.000.000 shares with a subscription price of NOK 1 per share, equalling an increase in the share capital of NOK 111 million.

The general meeting also authorized the board of directors to carry out a subsequent share issue of up to 40,000,000 new shares reserved for shareholders and holders of the MCB-bonds (“Ocean Rig ASA Zero Coupon Mandatory Convertible Bond 2002/2005”) who were not given the opportunity to participate in the private placement. 14,250,000 shares of the subsequent issue are underwritten by an underwriting consortium. The underwriters have a right to subscribe for a corresponding number of shares as their underwriting.

Each shareholder entitled to subscribe in the subsequent issue, will receive 0.24 subscription rights per share. Eligible bondholders will be allocated subscription rights on the basis of their shareholdings after conversion of the bonds. Each subscription right will give the right to subscribe for one share, to a subscription price of NOK 1, equalling the price in the private placement. Over-subscription will be allowed.

From and including December 19, the OCR shares and the MCB-bonds will be traded without the right to participate in the subsequent issue. The subscription rights are non-transferrable and cannot be sold or transferred during the subscription period. Unused subscription rights will after the end of the subscription period be annulled.

For further information, please contact Mr Kai Solberg- Hansen, President & CEO or Mr Christian Mowinckel, Senior Vice President Finance on (+47) 22 04 80 04.

Oslo, December 18, 2002
Ocean Rig ASA

EXHIBIT VI

OCEAN RIG ASA
PRESS RELEASE

Date: 14 January 2003

OCR — NOK 35 million subscribed in the Subsequent Issue

OSLO, Norway — The total amount subscribed in the Subsequent Share Issue in Ocean Rig ASA concluded on January 10, 2003 was approximately NOK 35.1 million (approx. USD 5.1 million).

The purpose of the Subsequent Issue was to allow other shareholders and bondholders in the Mandatory Convertible Bond 2002/2005, who were not invited to participate in the Private Placement conducted in December 2002, the opportunity to invest in new shares in Ocean Rig ASA on similar terms.

Allocation letters with payment instructions will be sent out today. Payment for the subscribed shares must be made on or before January 20, 2003. The allocated Shares will not be transferable before they are fully paid and registered at the subscribers VPS-accounts. Such registration is expected to occur on or about January 27, 2003 at the earliest.

NOTE: This press release contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company’s current views with respect to certain future events and financial performance. actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among other, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the limited operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily or the Company’s failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company’s significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements; (iv) the Company’s inability to meet any future capital requirements; (v) the Company’s inability to respond to technological changes; (vi) the impact of changed conditions in the oil and gas industry; (vii) the occurrence of any accidents involving the Company or its assets; (viii) changes in governmental regulations, particularly with respect to environmental matters; (ix) increased competition or the entry of new competitors into the Company’s markets; and (x) unforeseen occurrences in any of the areas in which the Company may conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company’s filings with the United States Securities and Exchange Commission.

For further information, please contact Kai Solberg-Hansen, Managing Director, or Christian Mowinckel, Senior Vice President Finance at tel: +47 51 96 90 00.

Oslo, 14 January 2003
Ocean Rig ASA

EXHIBIT VII

OCEAN RIG ASA
PRESS RELEASE

Date: 21 February 2003

Ocean Rig ASA: Reporting 4th Quarter 2002

The result for the fourth quarter amounted to NOK 6.6 million (NOK -544.1 million), corresponding to earnings per share of NOK 0.02 (NOK -9.70) and diluted earnings per share of NOK 0.01 (NOK -9.70). Earnings for the year amounted to NOK 209.1 million (NOK -819.5 million), corresponding to NOK 1.10 per share (NOK -15.84 per share). Diluted earnings per share came to NOK 0.72 per share (NOK -15.84 per share).

Ocean Rig had one rig in operation for more than 10 months and both rigs in operation for the last two months of the year. The operating income for 2002 is therefore not representative of anticipated future earnings with both rigs on contract and in operation. The accounts for the fourth quarter include a provision of NOK 9.3 million for reorganization expenses in connection with the Company’s relocation of its head office in Norway from Oslo to Stavanger and the closing of the Company’s subsidiaries in the Netherlands and the USA. The accounts for 2002 also include substantial unrealized foreign exchange gains related to debt in USD.

Operations in the fourth quarter and after the end of the quarter

Eirik Raude

Eirik Raude was completed and delivered under the drilling contract with EnCana Corporation on 1 November 2002. During the start-up phase, the rig also completed all outstanding system tests satisfactorily.

Eirik Raude is operated by Ocean Rig through the partnership East Coast Drilling Partners (ECDP), which is jointly owned by EnCana and Ocean Rig. ECDP as the contractor and Ocean Rig as the owner each have offices in Halifax. Ocean Rig’s project organization associated with completion of the rig was dissolved during the fourth quarter.

During the fourth quarter, the rig was involved in drilling its first well on the Torbrook field offshore Nova Scotia at a water depth of approximately 1700 meters. The well was completed in mid-January 2003. Start-up of the rig was marked by extremely harsh weather with many winter storms, showing that with experienced and skilled crews Eirik Raude can operate under very difficult conditions in extreme waters. Safety on the rig has been satisfactory and no serious lost-time injuries have occurred.

After a few days for preparation and mobilization in Halifax in the second half of January, Eirik Raude started drilling its second well on 8 February, 2003 on the Flemish Pass field off Newfoundland. The drilling is for PetroCanada under the contract with EnCana. The Company expects that one more well will be drilled on this field under the 6-month firm portion of the contract, which lasts until 1 May 2003. The well then being drilled however, shall be completed, indicating that the firm period of the contract will last until the beginning of June.

Operating expenses in the fourth quarter were at a satisfactory level, and were considerably lower for Eirik Raude than for Leiv Eiriksson.

Leiv Eiriksson

Leiv Eiriksson concluded the drilling of its fourth well offshore Angola on 20 October. The well was on Block 14, at a water depth of about 1420 meters. Immediately after the completion of this well, the rig started drilling of its fifth well on Block 32 for TotalFinaElf at a water depth of about 1450 meters. The Company expects that this well will be completed in mid-March 2003. The Company will then drill its sixth well on Block 31 for BP under the firm portion of the contract with ExxonMobil.

The Company expects to complete the firm portion of the contract for Leiv Eiriksson at the beginning of June 2003. This is considerably longer than had originally been assumed, due to an additional well for Cabinda Gulf Oil Company (ChevronTexaco) in autumn last year.

After the last well for BP on block 31, the contract provides for 6 option wells for Leiv Eiriksson to ExxonMobil.

The operation of the rig during the year has progressed without significant problems. Except for the first few months, which were characterized by the start-up, the rig had only one significant interruption in operations, of about 6 days during November. As a result, the rig had an effective earnings ratio of some 91% in the fourth quarter, compared with an average of some 93% for the entire period of operation in 2002. However, Leiv Eiriksson had about 12 days of interruption in operations at the end of January and beginning of February 2003.

Operating expenses for the rig for 2002 have been higher than the Company had anticipated, but showed a declining trend during the year. The Company expects that the costs will stabilize at a lower level in 2003 than in 2002.

Common operating conditions

The company put emphasis on the operational continuity on the rigs and is taking ongoing steps to optimize operation within the stringent safety requirements in effect. Among other measures, the Company continuously considers adjustments of technical equipment, improvements in operational procedures and provides thorough training for crews. The Company strives to achieve an optimal balance between the highest possible operational continuity and lowest possible operating costs.

The low operating expenses for Eirik Raude compared with Leiv Eiriksson reflect considerably simpler logistics in Canada compared with Angola, lower payroll expenses as a result of the favorable exchange rate for the Canadian dollar compared with the Norwegian krone and British pound, and the fact that Eirik Raude was technically more complete and had more spare parts and supplies on board at start-up than was the case at the start-up of Leiv Eiriksson.

Financing

At the end of October, 191,258,154 of the subscription rights granted in connection with the Company’s funding in August 2002 were exercised. The subscription rights were allotted to ensure additional financing if completion of the rig was delayed beyond 15 October, 2002. The subscription rights entitled holders to subscribe for one share per subscription right for NOK 1.0 per share. The company raised NOK 191,258,154, or about USD 26.2 million, in new capital.

After the completion and delivery of Eirik Raude on contract to EnCana, the Company needed to strengthen its working capital to ensure adequate liquidity for operations.

In line with this, a private placement of 111,000,000 shares was completed in December at a subscription price of NOK 1.0 per share. The company raised NOK 111 million, or about USD 15.4 million, in new capital.

In addition, the Company undertook amendments to the loan agreement with the banks, including a reduction in the requirement for minimum cash balances from USD 20 million to USD 10 million. The repayment schedule for the loan was adapted to the delayed delivery of Eirik Raude by postponing a principal repayment of USD 6.25 million that fell due in December 2002 to December 2007, as well as distributing the repayment of USD 4.4 million which was originally due in June 2003 over eight future payment dates. The Company was also granted the right to convert all principal repayments until the final due date to corresponding blocked cash deposits in order to maintain its ability to refinance the entire amount outstanding of USD 99.250.000 throughout the life of the loan.

During the fourth quarter convertible bonds with a face value of NOK 11,000 were converted to 3,142 shares at a price of NOK 3.50 per share. The conversion did not provide the Company with liquidity. As a result of the exercise of the subscription rights, the private placement and conversion of bonds, the number of shares in the Company increased from 190,625,555 at the end of the third quarter to 492,886,851 at the end of the fourth quarter.

In January 2003 the Company completed a subsequent share offering, where authorization was granted to the Board in connection with the private placement of shares in December. The objective was to provide other shareholders and holders of the convertible bonds from August 2002 with the opportunity to buy shares on the same conditions as those applicable to the private placement in December 2002. A total of 35,151,298 shares were issued at a subscription price of NOK 1.0 per share. The number of shares in the Company has therefore increased to 528,038,149 since the year-end. If all outstanding bonds in the mandatory convertible bond issue of August 2002 are converted to shares, the number of shares in the Company could increase to 719,310,149.

Results

In the fourth quarter of 2002, the Ocean Rig Group had operating revenues of NOK 175.9 million (NOK 3.9 million), primarily related to the operation of Leiv Eiriksson and Eirik Raude from 1 November, 2002. For the entire year, the Company had operating revenues of NOK 534.3 million (NOK 10.5 million).

Operating expenses for the fourth quarter totaled NOK 168.4 million (NOK 451.8 million). Personnel and other operating expenses totaling NOK 105.3 million (NOK 199.3 million) relate primarily to the operation of Leiv Eiriksson as well as preparation and operation of Eirik Raude. The reduction in expenses compared with 2001 is attributable to factors including reduced requirements for legal services as well as high expenses in the 4th quarter of 2001 in connection with the preparation of Leiv Eiriksson for operation. Depreciation for the fourth quarter, 2002 amounted to NOK 63.1 million (NOK 252.5 million) and included rig depreciation for Leiv Eiriksson and two months’ depreciation for Eirik Raude. The previous year’s depreciation included a write-down of the Company’s two baredeck hulls by NOK 240.1 million. For the year as a whole, operating expenses totaled NOK 713.6 million (NOK 716.5 million).

The Group’s operating profit for the fourth quarter of 2002 was NOK 7.5 million (NOK -447.9 million). The operating loss for the year of 2002 was NOK -179.3 million (NOK -705.9 million).

The Company has cash and debt denominated in USD, which resulted in a net foreign-exchange gain for the fourth quarter of 2002 of NOK 110.4 million (NOK -67.7 million). For 2002, the net foreign-exchange gain amounted to NOK 598.3 million (NOK -70.7 million), of which unrealized exchange rate gains on USD loans resulting from the decline in the value of the US dollar amounted to NOK 778.3 million. Net other financial expenses for the fourth quarter of 2002 comprised NOK -111.3 million (NOK -28.3 million). The increase in expenses compared with the previous year is primarily attributable to the fact that interest expenses are no longer capitalized, as the construction project is complete. For 2002, net other financial expenses totaled NOK -209.9 million (NOK -42.5 million).

The result after tax for the fourth quarter amounted to NOK 6.6 million (NOK -544.1 million), corresponding to diluted earnings of NOK 0.01 per share (NOK -9.70 per share). For 2002, the result after tax totaled NOK 209.1 million (NOK -819.5 million), corresponding to diluted earnings per share of NOK 0.72 (NOK -15.84 per share).

Total rig investments in 2002 amounted to NOK 1,220 million, including spare parts, but excluding capitalized interest expenses. The cost price including capitalized interest expenses and spare parts for Leiv Eiriksson totaled NOK 3,624 million (USD 467 million based on historical rates), while investments for Eirik Raude totaled NOK 5,298 million (USD 662 million based on historical rates) at the end of 2002.

The Group’s cash and cash equivalents at the end of 2002 amounted to NOK 146.0 million (NOK 423.7 million) which represents a reduction of NOK 109.1 million from the end of the third quarter of 2002, primarily attributable to payment of interest and construction costs for the period.

An exchange rate of NOK 6.97 per USD at the end of the year has been applied. The average exchange rate for 2002 is estimated at NOK 7.97 per USD.

Market conditions

Market observers estimate that the market for deepwater rigs for water depths of more than 2000 meters will be approximately in balance during 2003.

Day rates in the deepwater segment of 1200 — 2000 meters have fallen to USD 100,000-120,000 per day during 2002, while the decline in the market rates for drilling units with a capacity of more than 2500 meters was smaller in relative terms, to a level of some USD 160,000-USD 180,000 per day.

Further growth is expected in the ultra-deepwater market, especially in West Africa where substantial discoveries were made during 2002. In addition, in 2003 three new long-term contracts on the Indian shelf were announced, which are to start at water depths of 1800-3000 meters. It is also anticipated that the deepwater activity in the Gulf of Mexico and offshore Brazil will be maintained at the current level during 2003.

In the deepwater market offshore the East Coast of Canada — where Eirik Raude, with its capacity for year-round drilling, has a competitive advantage in relation to drillships — the licenses granted indicate the potential for a substantial drilling program over the next 3-4 years.

Outlook

Ocean Rig has completed the construction of its two 5th-generation rigs and has completed a restructuring process, including the relocation of its head office in Norway to Stavanger, to adapt its organization to the operation of the rigs. The Company’s rigs are among the most advanced rigs in the world for deepwater drilling in regions exposed to harsh weather conditions. The start-up of both rigs in 2002, in particular under extreme weather conditions for Eirik Raude, has proved the rigs’ competitive advantages in this part of the deepwater market.

Both Leiv Eiriksson and Eirik Raude are earning satisfactory rates in the light of the prevailing market conditions, with deployment in two areas that are strategically important for deepwater drilling.

The Company considers the potential for further deployment through the exercise of options by both ExxonMobil for Leiv Eiriksson and EnCana for Eirik Raude as good.

For further information, please contact Kai Solberg-Hansen, the President of the Company, or Christian Mowinckel, Senior Vice President (Finance), at telephone number + 47 51 96 90 00.

Stavanger, Norway, February 21, 2003
Ocean Rig ASA

Web site: www.ocean-rig.com

EXHIBIT VIII

OCEAN RIG ASA
PRESS RELEASE

Date: 25 February 2003

OCR — Leiv Eiriksson, 1st optional well exercised

The first optional well under the ExxonMobil contract has been exercised.

Ocean Rig announces that Esso Exploration Angola (Block 15) Limited has exercised its first option for a further well to the current contract for Leiv Eiriksson offshore Angola, West Africa. This well is estimated to commence in May or June 2003 and be of about 60 days duration.

For further information please contact Kai Solberg-Hansen, President/CEO, on phone + 47-51-96-90-00.